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10027161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLADSTONE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 OAK DRIVE
(No. and Street)

RIVERSIDE CT 06878
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD RD ELMSFORD NY 10523
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID GESKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADSTONE SECURITIES LLC, as of DECEMBER 31, 2010, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH REED
NOTARY PUBLIC
My Commission Expires 11/30/2013
State of Connecticut
County of Fairfield

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

To the member of:
Gladstone Securities, LLC
(formerly known as)
Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

In planning and performing our audit of the financial statements and supplemental schedules of Gladstone Securities, LLC ("Company"), formerly known as Circadian Partners LLC, as of December 31, 2009 and for year ended December 31, 2009, on which we issued a report dated February 15, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use by the partners of Gladstone Securities, LLC (formerly known as) Circadian Partners LLC, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,

Housman & Bloch LLP

Housman & Bloch LLP

New York, New York
February 15, 2010

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
FINANCIAL STATEMENTS

DECEMBER 31, 2009

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)

INDEX TO THE FINANCIAL STATEMENTS

	PAGE
Report of the Certified Public Accountants	1
Balance Sheet - December 31, 2009	2
Statement of Operations for the year ended December 31, 2009	3
Statement of Member's Equity for the year ended December 31, 2009	4
Statement of Cash Flows for the year ended December 31, 2009	5
Notes to the Financial Statements	6 & 7
Supplementary Financial Information	8

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Gladstone Securities, LLC
(formerly known as)
Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Independent Auditors' Report

We have audited the accompanying balance sheet of Gladstone Securities, LLC, formerly known as Circadian Partners, LLC (See Note 1), as of December 31, 2009 and the related statements of operations, member's equity and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Gladstone Securities, LLC, formerly known as Circadian Partners LLC, as of December 31, 2009 and the results of its operations, member's equity and cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 15, 2010

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 6,761
Prepaid expenses	15,401
Total Current Assets	22,162
OTHER ASSETS	
Organization Expenses - Net of accumulated amortization of $ 0	110,418
TOTAL ASSETS	$ 132,580

LIABILITIES AND MEMBER'S EQUITY

COMMITMENTS AND CONTINGENCIES (NOTE 1)	
MEMBER'S EQUITY	132,580
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 132,580

The accompanying notes are an integral part of these financial statements.

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

FEE INCOME	$ 216,874
OPERATING EXPENSES	
Dues and subscriptions	703
Insurance	514
Automobile expenses	1,813
Professional fees	4,828
Printing and reproduction	210
Sundry and bank charges	501
Less: Reimbursed expenses	(8,040)
Depreciation and amortization	5,795
Total Operating Expenses	6,324
Net Income	$ 210,550

The accompanying notes are an integral part of these financial statements.

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

MEMBER'S EQUITY

Member's equity - January 1, 2009	$ 41,994
Member contributions	132,580
Net Income for the year ended December 31, 2009	210,550
Member's distributions	(252,544)
MEMBER'S EQUITY - DECEMBER 31, 2009	$ 132,580

The accompanying notes are an integral part of these financial statements.

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 210,550
Adjustments: Depreciation and Amortization	5,795
Accounts receivable	26,863
Prepaid expenses	(15,401)
Accounts payable	(10,581)
Total Cash Flows From Operating Activities	217,226
CASH FLOWS FROM INVESTING ACTIVITIES	
Retirement of fixed assets	779
Organizational expenses	(110,418)
Total Cash Flows From Investing Activities	(109,639)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member capital contributions	132,580
Member's distributions	(252,542)
Total Cash Flows from Financing Activities	(119,962)
(DECREASE) IN CASH FLOWS	(12,375)
CASH AT JANUARY 1, 2009	19,136
CASH AT DECEMBER 31, 2009	$ 6,761

The accompanying notes are an integral part of these financial statements.

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity: Circadian Partners LLC ("the Company") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. The company provides consulting, advisory and private placement services to alternative asset investment managers.

The company filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Board ("FINRA") to transfer ownership of Circadian Partners LLC to Gladstone Management Corporation. Subsequent to FINRA approval of the purchase, the company became known as Gladstone Securities, LLC.

B) Income Taxes: The company was formed as a limited liability company. Company income is taxed directly to the member's. Accordingly, a provision for taxes has not been made.

C) Cash and cash Equivalents: The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2009 the company did not maintain any cash accounts that were not covered by insurance.

D) Contingencies: Contingencies include the usual obligations of a broker dealer. At December 31, 2009 there were no unusual contingencies.

E) Concentration of Risk: Substantially all of the company's business activity is located within the tri-state metropolitan area.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

F) Customer Accounts: The company did not maintain any customer accounts in 2009.

G) Rule 15c-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under Section K2(i) of the rule.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2009 the company maintained net capital of $6,761 which was $1,761 in excess of its required net capital requirement of $5,000.

At December 31, 2009 the company's aggregated indebtedness to net capital ratio was 0 to 1.

Supplementary Financial Information

GLADSTONE SECURITIES, LLC
(formerly known as)
CIRCADIAN PARTNERS LLC
(See Note 1)
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Member's equity	$ 132,580
Less: Non-allowable Assets:	
Prepaid expenses	15,401
Organizational Expenses	110,418
NET CAPITAL	$ 6,761

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness	$ -
Total Aggregated Indebtedness	-
Net Capital	$ 6,761
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	0 to 1

The are no material differences between the above calculation and the calculation included in the Company's amended FOCUS report as of December 31, 2009.